EXHIBIT 99.2

Toroparu Mining Agreement

November 9, 2011

i

MINERAL AGREEMENT dated as of November 9, 2011, with effect as of November 9, 2011

BY AND AMONG:

THE CO-OPERATIVE REPUBLIC OF GUYANA, a Sovereign State organized in such territory, on such principles and according to such rules as are described in the Constitution of the Co-Operative Republic of Guyana proclaimed into operation as of October 6,1980 as amended,

(hereinafter, "GoG" or the "Government") together with,

THE GUYANA GEOLOGY AND MINES COMMISSION, an agency of the Government and a body corporate duly established under the Geology and Mines Commission Act 1979 (Guyana), as amended, and duly authorized by its Board

(hereinafter, the "Commission") represented herein by the Prime Minister Hon. S.A.A. Hinds (hereinafter the GoG and the Commission are collectively referred to as the party of the first part)

AND:

ETK INC.; a company incorporated under the Companies Act, No.29 of 1991, having its registered office at 10 Atlantic Ville, Georgetown, Guyana; (hereinafter, the "Company"), together with,

SANDSPRING RESOURCES, LTD., a company continued under the laws of the Province of Ontario, Canada, having its principal place of business at 8000 South Chester Street, Suite 375, Centennial, Colorado 80112, USA

(hereinafter, "Sandspring") (hereinafter ETK and Sandspring are collectively referred to as the party of the second part)

PREAMBLE

A. WHEREAS the Company is a wholly owned subsidiary of Sandspring.

B. WHEREAS the Company holds various rights and interests in the area in Region 7 of Guyana in the Upper Puruni area which is commonly referred to as "Toroparu".

C. WHEREAS the Company will apply for a mining licence that will encompass the area of land (the "Property") described on Schedule "A" (the "Mining Licence") in the manner provided for in the Mining Act Statutes of Guyana No. 20/1989, passed by the National Assembly on December 28, 1989 and assented to by the President on December 30, 1989 (the "Mining Act");

D. WHEREAS section 17 (3) (a) of the Mining Act authorizes the granting of a Mining Licence to a company, within the meaning of the Companies Act (Guyana), which sets forth certain conditions for the issuance of the Mining Licence;

E. WHEREAS upon completion of a Feasibility Study, EIA and EMP and acceptance of those by the Commission, the Company will have satisfied all the prerequisites for the issuance of the Mining Licence which are set forth in the Mining Act including those set forth in section 46 thereof;

F. WHEREAS section 47 (l)(b) of the Mining Act provides that a Mining Licence may contain provisions relating to such matters as the Commission may determine for the purposes of the Mining Act;

G. WHEREAS section 19 of the Mining Act authorizes the Commission, with the approval of the Minister under the Mining Act, to enter into a mineral agreement (not inconsistent with the Mining Act) with respect to the matters enumerated in section 19 thereof and, in particular, with respect to the granting of a Mining Licence and any matter incidental thereto or connected therewith;

H. WHEREAS GoG deems it appropriate to provide for the making of such lawful Orders and administrative acts by such Ministers, Government Authorities and the giving of such undertakings by GoG in respect of such matters as are hereinafter described;

NOW, THEREFORE, with a view to ensuring the efficient, effective and orderly operations and mining of the minerals covered by the Mining Licence as more particularly detailed hereinafter, for the greater benefit of the people of Guyana, its Government and the shareholders and employees of the Company and its Affiliates, the Parties hereby formally agree as follows:

1. INTERPRETATION

1.1 Definitions; Unless otherwise required or indicated by the context, the following terms shall respectively have the following meanings ascribed thereto:

"Act" means any written law of Guyana made in the manner prescribed by article 170 of the Constitution and any other act as defined in the Interpretation Act.

"Affiliate": means, in relation to a Party, under this Agreement, a body corporate:

(i)	which is directly or indirectly controlled by such Party; or

(ii)	which directly or indirectly controls such Party; or

(iii)	which is, directly or indirectly, controlled by a company or corporation that also, directly or indirectly, controls such Party.

For the purposes of this definition "control" of a body corporate means the power to direct, administer and dictate policies of such body corporate, it being understood and agreed that control of a body corporate can be exercised without direct or indirect ownership of fifty percent (50%) or more of its voting shares, provided always that direct or indirect ownership of fifty percent or more of such voting shares shall be deemed to be effective control.

"Agreement", "hereby", "herein", "hereof", "hereto" and "hereunder" and similar expressions refer to this Agreement as the same may be amended from time to time, and not to any part or other provision hereof.

"Applicable Law" means any and all Acts (including Subsidiary Legislation), laws, statutes, regulations, ordinances, rules, guidelines, policies, notices, Orders and directions or other requirements of any Government Authority applicable to the Parties, this Agreement and the transactions set forth herein, the Company, the Prospecting Licences, the Mining Licence, the Environmental Authorization, the Project or the Assets granted by GoG or any Government Authority.

"Applied Tax Laws" shall have the meaning ascribed thereto in clause 9.8 hereof.

"Arms Length" shall be determined in accordance with the Applicable Law including generally accepted accounting principles, regulations and standards.

"Articles" means the Articles of Association of the Company dated October 20, 1999 and annexed hereto as Schedule "B" and any amendments thereto.

"Assets" means, collectively, all assets, facilities, buildings, equipment, rights and machinery to be acquired by the Company for the purposes of the Project.

"Authorization" means an authorization, consent, approval, resolution, licence, permit, permission, exemption, filing, registration and notarization, in each case issued or granted by the Government or a Government Authority.

"Base Metals", as such term is used in the definition of Valuable Minerals for purposes of this Agreement, means all common metals, including but not limited to copper, iron, lead, zinc, tin, manganese and tungsten, as opposed to precious metals such as gold, silver, platinum and palladium.

"Commencement of Commercial Production" means the last day of the first period of 30 consecutive days (excluding days, if any, where Mining Operations are legally required to be suspended) during which Mining Operations have been conducted pursuant to the Mining Licence for the purpose of earning revenue, on a reasonably regular basis and at 60% or more of the rated capacity of the processing facilities forming part of the Project assets as established by the Feasibility Study, provided that no period of time during which ore produced from Mining Operations is shipped from the Mining Area for testing purposes shall be taken into account in determining the date of Commencement of Commercial Production.

"Commission" means the Guyana Geology and Mines Commission and any successor thereto which is a body corporate or other agency of the Government.

"Commissioner" has the meaning ascribed to it in the GGMC Act.

"Commissioner General" shall have the meaning ascribed to it in the Guyana Revenue Authority Act 1996.

"Company" means ETK Inc. and any successor body corporate.

"Concentrates" means a mineral concentrate produced from mine ore.

"Constitution" means the Constitution of the Co-Operative Republic of Guyana 1980 proclaimed into operation as of October 6, 1980, as amended.

"Contractor" means an independent entity which contractually agrees to furnish a certain number or quantity of goods, materials, equipment, personnel and/or services that meet or exceed stated requirements or specifications at a mutually agreed upon price and within a specified timeframe to another independent entity called the principal or owner of the project.

"Corrective Action" shall have the meaning ascribed thereto in clause 15.5 hereof.

"Court" shall have the meaning ascribed thereto in clause 17.4 hereof.

"Customs Personnel" shall have the meaning ascribed thereto in clause 8.4 hereof.

"Development" means all work that may reasonably be required in connection with the preparation of a Mine, or any portion thereof, for the conduct of Mining including, but not limited to, the construction and installation of facilities and the procurement of materials, tools, equipment and supplies.

"Effective Date" means the effective date of this Agreement as set forth in clause 18.1 hereof.

"EIA" means the Environmental Impact Assessment to be prepared by Ground Structures Engineering on behalf and at the request of the Company, which EIA will describe the anticipated impact of the Project on various aspects of the environment in Guyana.

"EMP" means the Environmental Management Plan to be prepared by or on behalf of the Company and to be filed with the Commission and is subject to acceptance by the Commission.

"Environmental Authorization" mean the Environmental Authorization to be obtained by the Company from the Environmental Protection Agency pursuant to the 1996 Guyana Environmental Protection Act.

"Exempted Tax Laws" shall have the meaning ascribed thereto in clause 9.17 hereof.

"Expatriate", "Expatriate Employee" and "Expatriate Personnel" shall respectively have the meanings ascribed thereto in clause 10.1 hereof.

"Exploration" means any activity performed with a view to determining the existence, location, quantity or quality of Valuable Minerals in Guyana.

"Exploration Expenses" means any expense incurred in the conduct of Exploration.

"Expropriation" means any loss suffered by a Private Party of the actual or de facto ownership, possession or control of the Company, the Project, or the Mining and Prospecting Licences, or of a real and material benefit derived from the Company, Project, or the Mining and Prospecting Licences, as a consequence of any action or series of actions of GoG or any Government Authority, including confiscation of any part of or all of the Company, the Project or the Mining and Prospecting Licences and the actions derived from the non compliance with or the unilateral termination of this Agreement, any Mining or Prospecting Licence or of any other contract entered into (whether before or after the execution of this Agreement) between a Private Party and GoG or any Government Authority in connection with the Project.

"Feasibility Study" means the feasibility study to be submitted to the Commission by the Company and subject to acceptance by the Commission as the Feasibility Study and will include the EIA, and shall describe geological, engineering, legal, operating, economic, social, environmental, and other relevant factors in sufficient detail as reasonably determined by the Company for use in financing the development of the deposits for mineral production, as may be modified, amended and supplemented from time to time.

"Food" means any solid or liquid and edible nutrient normally consumed by human beings as nourishment.

"Force Majeure" shall have the meaning ascribed thereto in clause 4.3.4 hereof.

"Foreign Currency Account" shall have the meaning ascribed thereto in clause 7.5 hereof.

"GGMC Act" means the Guyana Geology and Mines Commission Act 1979 and includes any Subsidiary Legislation made pursuant thereto.

"Government" means the Government of Guyana.

"Government Authority" means any present government or governmental, quasi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity and any other delegated authority by Government under this Agreement or in connection with this Agreement.

"Guyana" means the Co-operative Republic of Guyana, a Sovereign State.

"Guyana Dollar" means the dollar as the lawful unit of currency in Guyana as set forth in the Bank of Guyana Act.

"GRA" means the Guyana Revenue Authority established under the Guyana Revenue Authority Act 1996 of the Laws of Guyana and any successor thereto which is a body corporate or other agency of the Government.

"Hedging Agreements" means any agreement relating to commodity futures trading, option trading, metals trading, gold loan forward sale, option, swap, price collar of fixing contract off-take agreement or any combination thereof, and any other similar transactions.

"Household products" means any product other than food typically purchased by consumers for consumption in the household in the short term, including soaps, household cleaners, food wrapping products and the like but for greater certainty does not include furniture, household appliances and other like products which are not normally fully consumed within one year.

"Interpretation Act" means the Interpretation and General Clauses Act, Chapter 2:01 of the Laws of Guyana and any Subsidiary Legislation or orders made hereunder.

"LIBOR" in respect of any day means the annual rate of interest commonly referred to as the London Interbank Offered Rate and published from time to time in the Financial Times of London (or, failing such publication, in any other publication of general circulation) as the reference rate of interest for U.S. Dollar loans between or among banks which are due in 60 days and, in respect of any month or part thereof, means the LIBOR on the first business day of such month. A "business day" means a day upon which is licensed banks are open for business in Georgetown, Guyana, London, England, Toronto, Canada and New York City, USA, as appropriate. '

"Liens" means any mortgage, pledge, security interest, encumbrance, lien, charge of any kind or any other preferential arrangement in the nature of an encumbrance or security interest, including without limitation, any agreement to give any of the foregoing, any conditional sale or title retention agreement and any lease in the nature thereof.

"Market Price of Valuable Minerals" means, for any Trading Day, for gold the spot market price in U.S. Dollars for one fine troy ounce of gold as fixed on such day by the London Bullion Houses (second fixing) and for other Valuable Minerals, the spot market price in US Dollars for the stone, metal or mineral as published by a generally recognized commodity or metals exchange.

"Material Adverse Event" means any change, event or effect that is, in the reasonable opinion of the Company or Sandspring, materially adverse to the general affairs, business, operations, assets, liabilities, condition (financial or otherwise) or results of operations or prospects of any corporate entity or group of assets taken as a whole. The following shall not be taken into account in determining a Material Adverse Event that shall have occurred after the execution hereof: any adverse change, event, or effect that is directly attributable to (i) conditions affecting the Guyana economy generally, or (ii) conditions affecting the mining industry generally.

"Metal Sales Contract" means any contract between Operator and any smelter, refiner or other processor or purchaser for the sale, refining or other beneficiation of Subject Minerals in any form, including concentrates, that have been produced from the Subject Properties.

"Mine" means any deposit of Valuable Minerals located in the Mining Area, including those deposits described in the Feasibility Study, and all facilities constructed or established with a view to exploiting such Valuable Minerals from such deposit and includes, without limitation, all moveable and immoveable property, tangible and intangible, owned, possessed, used or controlled by the Company in or in respect of the Mining Area, including the Mining Licence.

"Mining" includes the mining, extracting, processing, milling, smelting, beneficiation, storing, handling, delivering and disposition of ore containing Valuable Minerals and any other activity incidental thereto that may reasonably be required in connection therewith including, without limitation, the procurement of machinery, equipment, materials and supplies.

"Mining Act" means the Mining Act 1989 and includes any Subsidiary Legislation made pursuant thereto.

"Mining Area" means the area of land in relation to which the Mining Licence shall be granted.

"Mining Licence" means the mining licence to be granted pursuant to this Agreement and the Mining Act and referred to in clause 4.1 hereof.

"Minister", when used in conjunction with the short title of any Act or Subsidiary Legislation or in conjunction with any other subject matter, means the Minister under the Constitution and to whom responsibility for the subject matter of such Act or Subsidiary Legislation or for such subject matter generally has been assigned by the President or otherwise under the laws of Guyana, the whole as certified by the Prime Minister in writing.

"Mint" shall have the meaning ascribed thereto in clause 12.1 hereof.

"National Assembly" shall have the meaning ascribed thereto in the Constitution.

"Negative Effect" shall have the meaning ascribed thereto in clause 15.5 hereof.

"Official Books" shall have the meaning ascribed thereto in clause 9.11 hereof.

"Operations" means all or any of Exploration, Development and Mining and any other act, including acts of administration and management, performed by or on behalf of the Company or Sandspring pursuant to this Agreement and for the Project's purposes as may be described in the Feasibility Study, the EIA and the Mining Licence.

"Order" means any Subsidiary Legislation made under or by virtue of any Act and described therein as an order.

"Party" means a party to this Agreement and "Parties" means the parties to this Agreement collectively.

"Person" shall be interpreted broadly and shall include any individual, body corporate, sovereign state, government agency, body or commission, partnership, trust and unincorporated association.

"Preamble" means the preamble to this Agreement.

"Preliminary Economic Assessment" means that certain technical report entitled: "Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana" with an effective date of April 30, 2011.

"President" means the President of Guyana as such office is described in the Constitution and "Prime Minister" means the Prime Minister of Guyana as such office is described in the Constitution.

"Project" means Operations to be undertaken pursuant to the Prospecting License, the Environmental Authorization and this Agreement and any Schedule thereto.

"Project Area" means the areas in which Operations will occur as described in the Feasibility Study, the EIA and the Mining Licence.

"Project Lands" means any lands and infrastructures to be used, acquired, constructed, maintained or improved for Project purposes and includes any public or private property, parcels of land, or properties or property interests within the Project Area or referred to in article 5 hereof, the Mining Area and any other property owned, possessed, used or controlled by the Company or Sandspring in Guyana for Project purposes.

"Project Purposes" means any purpose of any action or undertaking that furthers the development of the Project.

"Subsidiary Legislation" shall have the meaning ascribed thereto in clause 5 (1) of the Interpretation Act.

"Schedule" means a schedule annexed to this Agreement.

"Subcontractor" means an individual or company which has a contract (as an "independent contractor" and not as an employee) with a prime Contractor to perform some or all of the prime Contractor's contractual obligations under the prime contract.

"Surface Rights" in the context of this Agreement means ownership rights (individual or collective) in a parcel of land that are limited to the surface of the property and do not include the minerals below the surface(subsurface rights).

"Unilateral Action" shall have the meaning ascribed thereto in clause 15.5 hereof.

"U.S. Dollar" means the dollar which is the lawful unit of currency under the laws of the United States of America.

"U.S. Dollar Books" shall have the meaning ascribed hereto in clause 9.11 hereof.

"Valuable Minerals" shall have the meaning ascribed thereto by the Mining Act.

"WMP" means the Waste Management Plan to be prepared and included in the EIA being prepared by the Company and to be filed with the Commission.

1.2
Terms not defined in 1.1 hereof but which are defined elsewhere in this Agreement shall, unless otherwise specified or required by the context, have such defined meaning wherever used in this Agreement.

1.3
Capitalized letters have been used in defined terms in this Agreement for convenience of reference only, and the inadvertent or other failure to use capital letters in a defined term shall not affect the interpretation thereof.

1.4
Unless otherwise specified or required by the context, the use of the singular form in this Agreement shall include a corresponding reference to the plural form and use of the masculine gender shall include a corresponding reference to the feminine and neuter genders. Other grammatical variations and cognate expressions of any defined terms shall likewise be deemed to have a corresponding meaning.

1.5
A reference or apparent reference by name to any legislation in this Agreement shall, unless otherwise specified, be interpreted as a reference to the written law of Guyana having the corresponding short title or name.

1.6	A reference to an Act in this Agreement includes, unless otherwise specified or required by the context, a reference to any Subsidiary Legislation made thereunder.

1.7
The table of contents hereto and the Schedules are annexed hereto for convenience of reference only and shall be deemed not to form part of this Agreement unless expressly incorporated by reference herein.

1.8
In this Agreement, a covenant or an undertaking to perform a specified act or to perform an act for the attainment of a specified objective shall be deemed to include a covenant or an undertaking, as applicable, not to perform or to omit to perform such act as would be inconsistent with the performance of such first mentioned act or the attainment of such first mentioned objective.

1.9	The Parties hereby agree that the recital of events leading up to the execution of this Agreement as set forth in the preamble is true, correct and accurate in all material respects.

1.10
Unless defined herein or unless otherwise indicated by the context, definitions of terms set forth in such laws of Guyana as are relevant to the subject matter hereof shall apply in the interpretation of corresponding terms used in this Agreement.

1.11	References to any Party to this Agreement or any other document, instrument or agreement shall include its successors and permitted assigns.

1.12	The following Schedules are annexed and form part hereof:

Schedule A	Description of Toroparu Property

Schedule B	Articles of Incorporation of ETK Inc.

Schedule C	Plan of Project Area

2.	NATURE OF AGREEMENT

2.1
This Agreement has been negotiated and entered into by and between the party of the first part and the party of the second part in order to specify the terms and conditions pursuant to which the party of the first part and the party of the second part agree that the Project shall be carried out, mineral rights be granted and Operations conducted. The Parties hereby acknowledge that this Agreement has been negotiated and executed on the advice and with the consent of the most senior representatives of each of the Parties.

2.2
This Agreement shall be construed, to the fullest extent required, so as to ensure the validity of each provision hereof and the due and punctual exercise of rights and performance of obligations in accordance with its terms.

2.3
To the extent that this Agreement relates to such matters as are described in section 19 of the Mining Act, this Agreement is a "Mineral Agreement" within the meaning of such term in the Mining Act. To the extent necessary or desirable to give full force and effect hereto in accordance with its terms, this Agreement is an agreement between GoG as a sovereign State together with the Commission as a Government entity and the party of the second part.

2.4
The Parties hereby affirm their intention that substantive effect be given to this Agreement to the fullest extent possible in accordance with its terms and in accordance with the foregoing rules and that defects in form, procedure or process shall be waived to the fullest extent required in favor of giving substantive effect to the terms hereof.

2.5
The Government and the Commission confirm and agree that (a) the Company and Sandspring, the Mining Licences, the Prospecting Licences and the Project shall enjoy all the protections and guarantees established under Applicable Law and (b) neither the Government nor any Government Authority shall cause any act to be done that is contrary to Applicable Law which will intentionally interfere with the rights of the Company or Sandspring under this Agreement, Applicable Law, the Mining Licences or the Prospecting Licences.

2.6
GoG guarantees that this Agreement and any other agreement or other arrangement entered into with GoG or any Government Authority, the Mining and Prospecting Licences and any and all Authorization relating to the Project shall enjoy absolute legal stability. Any such agreements, other arrangements, licences or authorization (i) may not be modified after the Effective date unilaterally by any Act or other actions by any Government Authority of any kind or by changes in the interpretation or application of any Act, and may be modified only by mutual written agreement of Parties that expressly evidences such modifications.

3.	THE COMPANY, REPORTING OBLIGATIONS AND CONFIDENTIALITY

3.1
The Parties hereby acknowledge that the Company has been duly incorporated under the Companies Act 1991 as amended, a true copy of Articles being annexed hereto as Schedule "B". The financial year end of the Company is currently 31 December.

3.2
The Company shall have the right to declare and pay dividends pursuant to its Articles during the term of this Agreement. The Parties hereby acknowledge that the Company may, if it deems appropriate, amend its Articles to allow for the issuance of preference shares of the Company denominated in U.S. Dollars subject to the Company obtaining the necessary authorization from the Minister responsible for finance, if required. The Company may also amend its Articles to denominate its ordinary shares in US dollars.

3.3
The Company shall give access to the GoG and the Commission to all data, maps and other information and submit to the Commission such data, maps and other information as shall be reasonably requested by the Commission with respect to the Project in a timely manner. In particular, the Company shall comply with the following undertakings of this clause 3.3.

3.3.1
During the term of this Agreement, and subject to a Mining Licence having been granted to the Company pursuant to this Agreement, the Company shall, within 90 days after the end of each calendar year, file an annual report on a confidential basis with the Commission and with a copy to the Government (c/o the Minister under the Mining Act) which shall contain such information as is generally required to be set forth in annual reports relating to projects similar in nature to the Project in the North American mining industry. In particular the report shall contain information on the following, subject however, to any limitation imposed by any confidentiality agreements or undertakings to which the Company or Sandspring may be subject:

3.3.1.1
Complete and accurate production statistics, including information on the cut-off grade, the grade and quality of gold, silver, precious stones and other Valuable Minerals mined; and copies of maps, profiles, diagrams and geological reports;

3.3.1.2	Marketing information, including copies of short and long term contracts, and information on customers, marketing conditions, developments in world market prices and refining conditions;

3.3.1.3	Complete and systematic records showing fully and fairly all costs and revenues including income statements, tax payments, duty payments, foreign exchange transactions and budget plans;

3.3.1.4	Importing information, including the quantity, source and price paid for items imported with reference to used and new items;

3.3.1.5	Information regarding the disposal of equipment, including re-exports;

3.3.1.6	Employment information, including a breakdown of the Guyanization of the Project labor force according to the various categories of employees;

3.3.1.7	Information on construction completed, in progress and planned;

3.3.1.8
Information on the purchase of supplies and services from local and foreign sources, including historical information from the date the Mining Licence is granted together with the information described in clause 6.2 hereof;

3.3.1.9	Information regarding environmental management;

3.3.1.10	Information regarding current Exploration and Development in the Mining Area;

3.3.1.11	Information and statistics regarding occupational health and safety and work-related accidents and injuries; and

3.3.1.12	Such other information with respect to the Project as the Government or the Commission may reasonably require.

3.3.1.13
The Company having been granted a Mining Licence (and including any subsequent Mining Licence) pursuant to this Agreement, shall submit an annual report on transactions with its Affiliates relating directly or indirectly to the Project. This report shall include information on sales, purchasing, subcontracting, transfer of technology, and marketing and all other relevant transactions. The report shall also set forth all remuneration paid by the Company to employees, directors and their families or shareholders of the Company and to the Company and its Affiliates. The remuneration shall cover all remuneration of a direct or indirect nature including loans or payments in cash or kind and any other like transaction.

3.3.4
The Company shall maintain its books of account in accordance with generally accepted accounting principles enunciated from time to time by the Canadian institute of Chartered Accountants and this Agreement shall provide the Company with the requisite authorization to maintain its books in accordance with this Section.

3.3.5	The Company shall maintain reasonably detailed records relating to the Project, including production reports, field data, drilling reports, assay reports and other related reports.

3.3.6
The Commission may, at any time, upon 48 hours written notice, at its own expense and with or without the assistance of experts, carry out an inspection of the books of account, records and reports of the Company and to verify information received, provided that such inspections shall be conducted during normal business hours and shall not unduly interfere with the efficiency of Operations.

3.3.7
Within 180 days after the end of its financial year, the Company shall file with the Commission audited statements of account relating to its Mining Operations during the previous calendar year. The audit shall be performed by a firm of independent chartered accountants selected by the Company. If at any time, the Commission has reasonable grounds to question the information supplied by the Company, it shall be entitled to organize a special audit by an accounting firm of international standing at its own expense. Should this special audit report conclude that the information submitted by the Company is substantially incorrect in one or more material particulars, then the Company shall bear the expenses of such audit provided however such conclusions of the special audit may be contested by the Company under article 17 hereof.

3.3.8
The Company shall within 16 days of the end of each calendar month, file with the Commission a production report containing mine run production summaries of Valuable Minerals produced during the preceding month and any environmental results taken during the preceding month.

3.3.9
The Company shall, within 45 days of the end of each calendar quarter, file with the Commission reports of all reasonably available information relating to Mining Operations including raw and processed analytical data, assay data, drill data and other field data and statistical data as well as quarterly returns of production, sales and shipments of minerals from the Mining Area and a statement of minerals in stockpiles held by the Company.

3.3.10
Should, at any time, the Company, as a result of its own gross negligence, submit information in any report mentioned in this clause 3.3 which is substantially incorrect in respect of one or more material items and if, as a result of the submitting of such false information, GoG has foregone revenue which can be quantified in monetary terms, the Company shall be liable to pay the Government an amount equal to two times the amount of such foregone revenue. Any sum paid hereunder is a reasonable estimate of the loss suffered by the Government or Commission as the result of the forementioned acts or omissions of the Company. Where GoG has foregone revenues for reasons attributable to incorrect information supplied by the Company other than as a result of gross negligence on the part of the Company, the GoG shall be entitled to recover the amount foregone plus interest of two percent (2%) above LIBOR on such amount from the date due until payment thereof. Under other circumstances, the Company may be liable to pay damages to GoG resulting directly from a breach by the Company of its obligations under the various provisions of this clause 3.3, as determined by the arbitral tribunal in accordance with article 17 or as agreed among the Company and GoG. Subject to compliance by the Company with the foregoing liability, the failure by the Company to comply with its obligations under the various provisions of this clause 3.3, the Environmental Authorization, any other permit or authorization granted by a Government Authority, if applicable, or this Agreement shall not constitute grounds for terminating the Mining Licence or this Agreement.

3.4
The Parties shall be deemed to be joint owners of all information described in clause 3.3. The Parties shall treat all such information as confidential and shall not disclose any such information to third parties during the term of this Agreement and for a period of two years thereafter without the prior written consent of the other Parties, such consent not to be unreasonably withheld. Notwithstanding the foregoing, the provisions of this clause 3.4 shall not apply in the following circumstances:

3.4.1
in the case of a disclosure (i) by the Company or its Affiliates to banks or other financial institutions in connection with the financing of the Project or Operations, or (ii) by the Government to multilateral financial and aid organizations such as the World Bank, the International Monetary Fund, the Inter-American Development Bank and the Canadian International Development Agency; or

3.4.2
in the case of a disclosure by any Party to Affiliates, consultants, professional advisors and sub-contractors to the extent required for the purpose of executing the Project or in connection therewith;

3.4.3
to the extent required by any applicable law or the regulations of any securities commission or other like regulatory body having jurisdiction or of any stock exchange upon which the securities of the Company or its Affiliates are listed;

3.4.4
as part of statistical and annual reports of a general nature published by the Government or the Commission, provided that no information so disclosed shall relate to the Project specifically or directly;

3.4.5	in the case of information relating to any portion of the Mining Area which may be relinquished by the Company during the term of this Agreement; or

3.4.6
in the case of information which enters the public domain otherwise than by the breach of an obligation of confidentiality hereunder.

Information disclosed to third parties as permitted in clause 3.4 hereof shall be disclosed on such terms as shall require the recipient to undertake to be bound by the obligations of confidentiality described herein. The Parties shall promptly give notice to each other Party of any disclosure made as permitted hereunder.

3.5
Notwithstanding clauses 3.3 and 3.4 hereof, neither the Company nor Sandspring shall be required to disclose the details of any patented or other proprietary method or process by which any results, information or conclusions have been obtained by the Company.

4.	MINING LICENCE, ENVIRONMENTAL AUTHORIZATION AND FORCE MAJEURE

4.1
GoG hereby agrees and undertakes to grant and issue the Mining Licence to the Company and to make the Project Area available to the Company for the conduct of Operations, the whole in accordance with the Mining Act and Subsidiary Legislation thereunder, upon satisfaction by the Company of the applicable conditions, including the filing of a Feasibility Study, EIA and EMP with GoG and the Commission and their acceptance of same.

4.2
Upon GoG and the Commission having reviewed the Feasibility Study and the EIA and having approved and accepted same as the basis for the due carrying out of the Project by the Company, GoG and the Commission hereby undertake to perform all such acts as may be within the purview of their respective powers and authorities to authorize the due implementation of all Exploration, Development and Mining activities as contemplated in the Feasibility Study, the EIA and in this Agreement. Subject to the foregoing, and subject to the provisions of this Agreement and any Schedule, neither the Commission nor GoG shall incur any liability to the Company or any Affiliate by reason only of the approval of the Study, including the EIA. Likewise, nothing in this clause 4.2 shall be interpreted as requiring the GoG or the Commission to invest any Government or Commission funds in the Project or to give indirect financial support to the Project by way of tax reductions, exemptions from laws or otherwise except for the fiscal and other concessions and exemptions herein agreed to be granted.

4.3
The Commission and GoG hereby undertake, in the exercise of powers conferred by sections 19 and 134 of the Mining Act, to exercise discretionary powers under the Mining Act and Subsidiary Legislation thereunder in accordance with the following provisions.

4.3.1
Subject to section 50(2) of the Mining Act, GoG shall approve and the Commission shall grant a renewal of any Mining Licence granted to the Company under section 50 of the Mining Act upon receipt of an application therefor by the Company pursuant to section 49 of said Act on such terms and subject to such conditions as shall be set forth in the Mining Licence, or with such revised terms and conditions as may be necessary due to changes in circumstances.

4.3.2
The Commission shall grant any good faith application by the Company under section 48(3) of the Mining Act for the extension of the scope of any Mining Licence to cover such additional minerals as are specified in the application, provided, however, that the Commission may impose additional terms and conditions as applicable under the Mining Act for such additional minerals. GoG hereby agrees and undertakes to see that, during the currency of this Agreement, the Commission shall not grant any rights to explore for, develop, or exploit minerals that are covered by this Agreement to any person other than the Company or an Affiliate thereof, in respect of any lands located within the Project Area.

4.3.3
The obligations of the Company to carry on Operations under the Mining Licence and this Agreement or to perform any other obligations hereunder (except any obligations set forth hereunder relating to the disposal of assets by the Company) or pursuant to any Exhibit shall be suspended to the extent that such performance is prevented or constrained by the occurrence of an event of Force Majeure (as described below in clause 4.3.4) and shall remain suspended so long as the effects of such event of Force Majeure shall continue, provided that such occurrence shall not be deemed to suspend any obligation to pay a sum of money that is otherwise due and payable, and provided further that the Company shall, during any such period, take all reasonable measures within a reasonable time with a view to overcoming or terminating such Force Majeure event and performing its obligations hereunder.

4.3.4
For the purpose of this Agreement and as permitted by section 53(1) of the Mining Act, the Parties hereby agree that "Force Majeure" shall include, in addition to any event described in such section, any event or circumstance that is beyond the control of the Company or Sandspring or that is unforeseeable or unavoidable by the Company or Sandspring or causes the total or partial delay in fulfillment by the Company or Sandspring of the respective obligations of the Company or Sandspring under this Agreement including but not limited to, acts of God (fortuitous events), strikes, lockouts or other industrial disturbances beyond the reasonable control of the Party affected and resulting in work stoppage or interruption, acts of the public enemy, international disputes affecting the Mining Area, wars (declared or undeclared), invasions, blockades, insurrections, riots, epidemics, outbreaks of malaria or other contagious disease of epidemic proportions, landslides, lightening, earthquakes, fires, storms, floods, washouts, arrests and restraints of governments and people, civil disturbances and explosions, quotas and other controls affecting the parties and their suppliers and any other cause beyond the reasonable control of the Party affected, but shall not include any event caused by a failure to observe good mining industry practice or by the negligence of the Company or any of its employees or contractors.

4.3.5
In addition to the Company's right to suspend Operations hereunder and under the Mining Licence by reason of Force Majeure, the Company may, at its own election, acting reasonably and subject to its obligations under clause 4.3.6, after the commencement of Operations, suspend all or part of its Operations hereunder during the period of time any condition exists that materially adversely affects the economics of the operation of the Operations at any time during the currency of the Mining Licence.

4.3.6
If the Company decides to suspend its Operations under clauses 4.3.3 or 4.3.5, it shall promptly notify the Government (c/o Prime Minister) and the Commission to that effect, giving the particulars thereof and of its effect on the Company's ability to perform its obligations hereunder and the Company shall take all reasonable steps, if any, in the case of Force Majeure, to remove or remedy the cause and effect of the Force Majeure described in the relevant notice insofar as it is reasonably able to do so and as soon as possible; provided that the terms of settlement of any labour disturbance or dispute, strike or lockout shall be wholly in the discretion of the Company, and the Company shall not be required to accede to the demands of its opponents in any such labour disturbance or dispute, strike or lockout solely to remedy or remove the Force Majeure thereby constituted. Where the Company has given notice of suspension of Operations under clauses 4.3.3 or 4.3.5, it shall promptly notify the Government (c/o Prime Minister) and the Commission when such circumstances giving rise to the suspension under clauses 4.3.3 or 4.3.5 have ceased to be in effect. The Parties shall meet as appropriate to discuss in good faith the consequences of any Force Majeure event and the course of action to be adopted in the circumstances.

4.3.7
The suspension of Operations by the Company under 4.3.3 or 4.3.5 hereof shall not have the effect of suspending the Company's obligation to pay such fees and land rentals as shall be specified in the Mining Licence.

4.3.8
The term of this Agreement and of the Mining Licence when granted shall, provided that the Company shall have complied with the provisions of clauses 4.3.3 and 4.3.5 hereof, be extended by such period as is equal to the period during which Operations hereunder shall have been suspended by any of the reasons set forth in clauses 4.3.3 or 4.3.5, and the consent of the Commission as well as the approval of the Minister are hereby granted in respect of such extension. However in the event of a suspension of Operations by the Company other than for any of the foregoing reasons, the Commission may, but shall not be required to, extend the term of the Mining licence accordingly.

4.3.9.
GoG shall not cause the Commission to cancel the Mining Licence pursuant to the Mining Act or in connection with the existence of any ground for such cancellation as is described therein. The Commission and GoG agree that issues regarding the cancellation of the Mining licence and this Agreement shall be governed exclusively by this Agreement and, in particular, by the provisions of articles 16 and 17 hereof.

4.3.10
GoG hereby agrees to cause the Minister under the Mining Act to issue an Order under section 134 of such Act exempting the Company from the application of such Act to the extent required to give effect to the provisions of this Agreement and the Mining Licence.

5.	USE AND ACQUISITION OF LANDS [Surface Rights] WITHIN THE PROJECT AREA

5.1
As of the Effective Date, the Company shall have the right (subject to affected parties' right to a fair and reasonable compensation under the Mining Act) to make use of, construct, improve, maintain and acquire, as applicable, the Project Lands for Project Purposes including but not limited to: (i) the use of public roads and waterways between Georgetown and ltaballi/Kartabu Point, between ltaballi/Kartabu Point and Toroparu; (ii) the acquisition of property or surface rights thereto, by lease, purchase or otherwise, on the right bank of the Cuyuni River in the area commonly known as Pinetree with a view to (a) constructing a wharf, airstrip and related facilities thereon and (b) locating a storage yard thereon the whole for private use for Project Purposes only provided all such facilities shall be subject to applicable regulatory requirements for public access or applicable regulatory requirements for public safety reasons; (iii) the improvement/maintenance of a road on state lands (commonly referred to as the ltaballi-Puruni-Papishou Landing Road) between the wharf facility near Pinetree and the point where such road meets the access road to the Mining Area (which point is commonly known as ETK Camp 4), such road to be open for public use subject to the Company's right to collect such reasonable compensation, as may be approved by the Ministry of Public Works, from the users thereof as shall permit the Company to recover the costs of said maintenance as provided in clause 5.2 hereof; (iv) the improvement/maintenance of the access road from ETK Camp 4 to the Mining Area which road shall be open only to Persons certified by the Commission with valid titles to mineral lands on any scale without reasonable access to such titled mineral lands other than through use of the access road to the Mining Area subject to the Company's right to collect such reasonable compensation from such users as shall be approved by the Ministry of Public Works and the Commission and any other uses as the GoG may require; and (v) acquisition of lands or surface rights thereto in or near the lands subject to the Mining License with a view to construction of production related facilities including man-camps, airstrip, tailings facilities, waste rock facilities and related infrastructures and if no lands are reasonably available within the area within the Mining License, then in areas near or adjacent to the Mining License area. The Project Area is depicted in the map provided at Schedule "C" attached hereto and made a part of this agreement.

5.2
In connection with the Company's rights under clause 5.1, GoG hereby agrees and undertakes to cause the relevant Government Authorities having jurisdiction over the matters described in clause 5.1 hereof to do the following:

5.2.1	grant, on an expedited basis, to the Company and its contractors all relevant legal rights to improve and develop rail, port, pipelines and other infrastructures referred to in clause 5.1

5.2.2
grant, on an expedited basis, to the Company and its contractors all relevant legal right to use any and all of the country's routes, either by land, water or air, and related facilities (including any harbour dock, airstrip, airport, etc.) to access the Project Area;

5.2.3
authorize the Company and its contractors to conduct such surveys on the hydropower potential as the Company deems appropriate to exercise its rights under the Prospecting License and Mining License, as applicable, provided that this shall not be construed as a license to operate a hydropower facility; the Company shall cooperate with GoG to ensure that any application for a license to operate a hydropower facility will not contravene any existing agreements the Government has entered into and shall be consistent and compliant with the framework, policies, practices and commitments/obligations set out in Guyana's Low Carbon Development Strategy (LCDS) and comply with international commitments made by Guyana; including complying with any treaties, agreements, understandings and similar obligations.

and

5.2.4
issue a letter or other instrument under the Public Lands (Private Roads) Act (Laws of Guyana, Chapter 62:03) or any other relevant Applicable Laws granting such authorizations and permissions as may be necessary for such purposes, including the authorization to collect such toll as may be fixed under such permission for the purposes described in clause 5.1. Nothing set forth in this clause 5.2 shall be interpreted as diminishing the scope of the undertakings given by GoG and the Commission elsewhere in this Agreement.

6.	CONDUCT OF PROJECT OPERATIONS

6.1	The Company shall conduct Operations in a good workmanlike and responsible manner in accordance with good mining practice using standards applicable in the international gold mining industry.

6.2
In Guyana, the Company shall use all reasonable efforts to give preference, to the maximum extent compatible with efficient Operations and good mining practices using standards applicable in the international mining industry, to products and services produced and offered in Guyana, provided these are offered at competitive terms and conditions. Without prejudice to the rights granted to the Company under articles 8, 9 and 10 hereof, the Company shall give preference to Guyanese construction enterprises and to the use of buildings which can be constructed by using materials and skills available in Guyana, to the employment of Guyanese subcontractors for road construction and transportation and to the purchase of household products and furniture in Guyana. The Company shall also require its contractors and their subcontractors to follow these policies. Within 90 days after the end of each calendar year of Operations, the Company shall, in the manner described in clause 3.3.1 hereof, submit a report to the Government setting forth (i) the relative percentages of foreign sourced and Guyanese-sources goods and services used by the Company, (ii) measures taken to enhance the role of Guyanese-sourced goods and services in the Project and (iii) measures to be implemented so as to improve such performance. The report will show the performance of the Company in connection with its contribution to the economic development of Guyana over the years. The Company shall constantly use all reasonable efforts to improve such performance.

6.3
The Company shall, to the extent feasible and acceptable to the Company in view of the rates and conditions available and in accordance with good mining practices then in use in the international mining industry, maximize the use of vessels chartered in Guyana and other means of transport available in Guyana. If necessary, the Company shall make joint arrangements with Guyanese firms for the transportation of its material needs.

6.4
The Company shall be allowed to use existing roads, but shall only be obligated to repair (or pay the cost of repair for damages to) roads, bridges and other transportation facilities caused by the abnormal use of such roads, bridges and other facilities by the Company.

6.5
The Company shall, subject to clauses 6.8 and 6.9, conduct all Mining Operations in compliance with the Environmental Authorization and Applicable Law relating to the protection of the natural environmental conditions of the Mining Area.

6.6
Notwithstanding any other provision of this Agreement, the Government reserves the right without liability to grant to qualified applicants rights-of-way for pipelines, power, telephone, telegraph and waterlines on or in respect of Project Lands provided, however, that the Company shall be duly notified of such intentions and that the applicant shall be required to make appropriate arrangements, including compensation for the Company, to ensure that its installations shall not unduly interfere with or result in any additional cost to the Operations of the Company.

6.7
During Mining Operations and after the permanent shutdown of Mining Operations, the Company shall undertake the reclamation of the Mining Area to prevent soil erosion in accordance with the terms of the EIA, the EMP and the Environmental Authorization, once granted. The Company shall also ensure the safety of the area in accordance with standard international mining practice and the terms of the EIA, the EMP and the Environmental Authorization.

6.8
Upon the Company having submitted and the GoG having reviewed and accepted and approved via the Commission the EIA, EMP and WMP, together with all provisions set forth in the Feasibility Study relating to environmental matters, the Company shall conduct Mining Operations substantially in accordance with the terms of the EIA, EMP and WMP and shall comply with Applicable Law relating to environmental matters. GoG hereby confirms that substantial compliance with the aforementioned EIA, EMP, WMP and Feasibility Study shall constitute compliance with Applicable Law relating to environmental matters which are in force at the time. GoG hereby agrees to take such Corrective Action (as defined in clause 15.5) as may be necessary to ensure that the Company shall not incur any cost, liability or obligation to the other Party and to any Person as a result of any failure to comply with this clause 6.8.

6.9
The Company shall be entitled to install, maintain and operate, for its own account and without third party intervention, telecommunications facilities and equipment in Guyana that cannot be provided by existing communication entities for Project purposes, and, if required, the GoG shall issue a licence to the Company under the Telecommunications Act 1990 for such purposes and shall cause the relevant Government Authorities to grant such permissions as may be necessary for such purposes.

6.10
The Company shall be entitled to employ, train and maintain armed security personnel in order to ensure the security of persons and property on Project Lands, including the Mining Area. GoG shall assist the Company in

6.10.1
the implementation of its security program in accordance with the Regulations of the Guyana Police Force and, in particular, shall facilitate the obtaining of all necessary permits for such purposes under the Firearms Act;

6.10.2
ensuring that the Project Lands, including the Mining Area and the Assets, shall not be accessible to the public (e.g. measures should be in place to see that no garbage be allowed to be disposed of in the tailings area);

7.	INITIAL FUNDING AND INVESTMENT INTO GUYANA

7.1
The Company and its Affiliates shall enjoy maximum flexibility in securing and structuring financing, from whatever lawful source and subject to the granting of whatever security interest in the shares in or assets of the Company, for the purposes of investing in, or causing an investment to be made in, the Project. An outline of the projected financing terms for the Project shall be disclosed to the Government and the Commission in the Feasibility Study, and GoG and the Commission hereby agree to comply with any reasonable request to indicate specific acceptance of, and consent to, any financing structure elaborated in accordance with the Feasibility Study.

7.2
GoG and the Commission hereby agree that the Company shall be entitled to borrow, lend, sell, purchase, hedge and otherwise transact Valuable Minerals, and other like commodities in connection with the financing of its operations or otherwise and to assume any such obligations as may be necessary or incidental thereto.

7.3
GoG and the Commission hereby agree that the Company shall be entitled to borrow, lend, purchase and hedge petroleum products in connection with the financing of its operations or otherwise and to assume any such obligations as may be necessary or incidental thereto.

7.4
The Company hereby agrees that the ceiling on the debt to equity ratio of the Company as and from the date of grant of the Mining Licence shall be negotiated in good faith and agreed upon between the Government and the Company, having regard for the Project's financing needs and the availability of such financing. The ceiling may be adjusted by agreement upon the occurrence of a significant change in circumstances. For purposes of calculating such debt to equity ratio, (i) debt shall be defined as interest-bearing debt, and (ii) all shares of the Company shall be taken into account in calculating equity.

7.5
The Company shall be entitled to open and operate in their respective names, with any financial institution outside Guyana, bank accounts and other like credit, deposit or banking arrangements in any unit of currency (including the U.S. Dollar and the Canadian Dollar) ("Foreign Currency Accounts") and to make deposits to and payments from these accounts, in accordance with the provisions hereinafter set forth.

7.6	The following may be deposited into Foreign Currency Accounts:

7.6.1	funds invested or to be invested in the Company in connection with the conduct of its Operations within and without Guyana;

7.6.2	proceeds from the sale of Valuable Minerals by the Company;

7.6.3	any other gains or revenue; and

7.6.4	any transfer of funds held in Guyana from time to time and not immediately required by the Company in Guyana for the conduct of its Operations.

7.7	Withdrawals and payments which may be made from Foreign Currency Accounts shall include:

7.7.1
transfers of funds to meet expenses incurred by or on behalf of the Company in the conduct of its Operations, including any funds required to be converted into Guyana Dollars to meet expenses incurred in Guyana;

7.7.2	the payment of fees and taxes payable under the laws of Guyana;

7.7.3	the payment of interest on any funds borrowed by or on behalf of the Company;

7.7.4	the distribution of dividends and after-tax profits to investors; and

7.7.5	the repatriation of capital, asset replacement costs, loan payments and prepayments, and any other obligation reasonably incurred by or on behalf of the Company outside Guyana.

7.8
The Company shall be entitled to purchase Guyana Dollars from any authorized dealer (or, if no such dealer is authorized, able and willing to sell Guyana Dollars at the market rate of exchange, then from the Bank of Guyana) at any time and from time to time in amounts sufficient to meet all expenses incurred by or on behalf of the Company in Guyana, including local operating expenses and fees payable to the Government (including corporate income taxes which taxes shall be paid as and when owing in Guyana Dollars) and local working capital requirements. Guyana Dollars shall, subject to 7.8 hereof, be purchased using U.S. Dollars or such internationally tradeable currency as the Parties may mutually agree and the conversion rate applicable for such transactions shall be the market rate then available for the conversion of U.S. Dollars or such internationally tradeable currency as the Parties may mutually agree, as the case may be, into Guyana Dollars. GoG hereby agrees to take such Corrective Action (as defined in clause 15.5 hereof) as may be necessary to ensure that any Unilateral Action (as defined in clause 15.5 hereof) shall not have the effect of preventing the Company and its Affiliates from converting U.S. Dollars into Guyana Dollars at a rate of exchange that accurately reflects the relative international market values of such currencies.

7.9
GoG hereby undertakes to cause the Company to receive all such specific authorizations and exemptions from competent authorities having jurisdiction over the matters described in this article 7 as are necessary or desirable to give effect to the matters described in this article 7.

8.	IMPORTING GOODS INTO GUYANA

8.1
From and after the Effective Date, in conducting Operations, the Company, acting for its own or through its parent company, Sandspring for Project purposes, shall be entitled to import or purchase locally in Guyana, free of customs duties, Value Added Tax and any other direct or indirect tax, all equipment, supplies and materials required for the Project. For greater certainty, the Company or of any local or foreign contractor retained for Project purposes, shall not be required to pay any licences, fees, duties or other charges relating to the importing or local purchase in Guyana of any equipment or supplies to be used for Project Purposes within Region 7 of Guyana. For greater clarity, if any vehicle, equipment or material is however removed from Region 7 and is not used for the purposes of the Project, the owner of such vehicle, equipment or material shall be liable to pay applicable duties and taxes.

8.2
From and after the Effective Date, the Company shall be entitled to import free of customs duties, Value Added Tax and any other direct or indirect tax, all usual and necessary personal items and electronic and household effects that are not available in Guyana and will be used solely for the Project's purposes. However no goods brought into Guyana duty-free shall be transferred or sold for use in Guyana without the written approval of the Commissioner General, who shall only authorize a transfer or sale to the Government or, with the Government's approval, to another Person.

8.3
GoG shall cause the proper public officers having jurisdiction to provide customs clearance facilities and personnel ("Customs Personnel") for the exclusive benefit of the Company and its Affiliates in connection with the Project at a location to be designated by the Company with the Project Area. The Company shall defray all reasonable expenses incurred by the Government in connection with the providing of such Customs Personnel.

8.4
GoG acknowledges that for the Company to effectively conduct its business, it is required to import on an expedited basis a significant amount of goods. GoG undertakes to ensure that the Company's goods will be treated on an expedited basis by Customs Personnel in accordance with customs clearance procedures including but not limited to the following:

8.4.1	inspecting the imported items and verifying same against an inventory listing thereof;

8.4.2	verifying that the imported items are to be used exclusively for Project purposes;

8.4.3	satisfying compliance with the import provisions of this Agreement and, subject to 8.2 with any applicable provisions of the Customs Act;

8.4.4.	assessing and collecting customs duties on imported food and household products, if any;

8.4.5	conducting customs clearance procedures for Expatriates; and

8.4.6	verifying and inspecting, subject to clause 12. 2 hereof, exports of gold or Concentrates and re-exports of imported items.

8.5
In the event of a sale within five (5) years following purchase of goods locally or importation of any imported goods within Guyana by the Company to a Person other than the GoG or any of the Governmental Authorities hereunder, the Company shall be liable to pay customs and import duties and taxes on any equipment and supplies brought into Guyana or purchased in Guyana under an exemption provided by this Agreement. The Customs and import duties payable shall be calculated on the appraised value of such equipment and supplies at the time of sale. No customs or import duties shall be payable in respect of imported goods sold after five (5) years following purchase locally or importation of imports or following enforcement of any security by a finance provider.

8.6
The Company shall be entitled to re-export any property imported into Guyana pursuant to this article 8 on the same terms and with the same privileges and exemptions as are set forth in clause 12.1 hereof but subject, in the case of a sale upon termination of this Agreement, to the provisions of article 18 of this Agreement

9.	DUTIES,TAXATION, FEES, RENTS

9.1	From and after the Effective Date, the Company shall not be liable to pay duties or import fees on supplies imported directly by the Company that are acquired for the Project's purposes.

9.2	The Company shall pay a partial Excise Tax of 10% on fuel (diesel, gasoline, lubricants and other oils) from the first date of commencement of production by the Company.

9.3	The Applicable Gold Royalty shall be determined in accordance with the following:

Sales Price of Gold or Gold Contained in a Concentrate	Percentage of Royalty
Sales price up to $1,000 USD	5.0%
Sales price from $1,000.01 and up	8.0%

9.3.1
The Applicable Royalty for any Valuable Mineral other than gold shall be 1.5% on the actual proceeds received by the Company from any smelter, refinery or any other arms length third party purchaser from the sale of Concentrates, metals, diamonds or any other mineral or metal products produced from the Property.

9.4.
The Applicable Royalty shall be paid in kind by the Company to the GoG unless otherwise agreed in accordance with clause 9.4.1.The percentage of the Applicable Royalty shall be applied to the quantity of gold and other Valuable Minerals that the Company is actually paid for in settlement with the smelter, refinery or other arms-length third party purchaser. The Company shall cause to remain uncommitted for future delivery such amount of gold or other Valuable Minerals as shall be sufficient to permit the Company to meet its obligations to the GoG as described in this clause 9.4. In the calculation of taxable income, the Company and its Affiliates shall be entitled to deduct the value of all gold and other Valuable Minerals paid to the GoG in-kind as an expense in an amount equal to the Market Price of Valuable Minerals as of the trading day the gold and other Valuable Minerals are delivered to GoG.

9.4.1
Upon the mutual agreement of GoG and the Company to change the method of payment of the Applicable Royalty pursuant to clause 9.4 from an in-kind payment to a payment in cash, the Company shall pay the Applicable Royalty on the actual proceeds received by the Company from any hedging agreements, mint, smelter, refinery or any other arms-length third party purchaser from the sale of Concentrates, dore, metals (including bullion) or any other mineral or metal products produced from the Property. In the calculation of taxable income, the Company and its Affiliates shall be entitled to deduct the royalty paid in that year as an expense.

9.5
Should the GoG enact a written law (including Subsidiary Legislation) or enter into any Mineral Agreement or take any governmental action prescribing a lower rate of fees or royalties than that set forth in this Agreement, the obligation to pay fees and royalties under this Agreement shall be reduced to such rate as is so prescribed.

9.6
Upon granting of the Mining Licence, the Company shall, in the manner and on the terms set forth in the Mining Licence, pay rent annually and in advance to the Commission in an amount in Guyana Dollars equal to U.S. $5.00 per acre for each acre of land included in the Mining Licence. Should GoG enact a written law (including Subsidiary Legislation) of general application prescribing a lower rent than that set forth herein and in the Mining Licence, the obligation to pay rent shall be reduced to such rent as is so prescribed.

9.7
Expatriate Employees, including employees of the Company and its foreign contractors, shall be entitled to repatriate their earnings subject to having paid all relevant income tax in Guyana.

Where an Expatriate Employee is liable to pay income tax in Guyana on income earned in Guyana, he shall pay such income tax at the rate of tax prevailing for individuals under the Income Tax Act.

9.8
The Company shall pay income and corporation tax pursuant to the Income Tax Act and the Corporation Tax Act (collectively, the "Applied Tax Laws"), in accordance with the rules set forth in such Applied Tax Laws generally, but subject to the specific qualifications hereinafter set forth and provided that the corporate tax payable shall be the lesser of (i) 30% and (ii) the prevailing rate in Guyana from time to time during this Agreement's term.

9.9
The amount of income tax payable under the Applied Tax Laws as qualified by clause 9.8 hereof shall be calculated in accordance with the rules set forth in the Applied Tax Laws as they apply as of the Effective Date, to the exclusion of such rules less favorable to the taxpayer as may be enacted in the future. However, should any subsequent amendment to the Applied Tax Laws or any Mineral Agreement or any governmental action result in the enactment of any rule or rules regarding the calculation of taxes payable which are more favorable to the taxpayer than that which is or those which are in effect as of the Effective Date, the taxpayer shall be entitled to invoke such amended rule or rules for the purposes of calculating its tax liability hereunder.

9.10
Notwithstanding clause 9.9 hereof, the Company shall be entitled to apply the following rules in calculating its taxable income to the extent, if any, that such rules are inconsistent with the rules set forth in the Applied Tax Laws.

9.10.1
The Company shall have the right to amortize at a maximum rate of 20% per year as of the Commencement of Commercial Production all the expenditures incurred by it or Sandspring in searching for or on discovering and testing the Toroparu deposit subsequent to November 29, 2009 and recognized as Exploration Expenses.

9.10.2
In respect of capital expenditures, the Company shall have the right to depreciate annually twenty percent (20%) of the amount of such expenditures until they are completely written off. It is understood that the Company shall prove the cost of each item imported.

9.10.3
In respect of Mine Development expenditures, the Company shall have the right to deduct the full amount of expenditures incurred on stripping and all other pre-production work, other than expenditures on shafts, main tunnels or underground haulage ways; in the year such expenses are incurred.

9.10.4
For the purposes of this Agreement, "losses" in any year means the excess of all deductions permitted under this Agreement and the Applied Tax Laws over revenues in any year of assessment. Losses for any period may be carried forward and set off against chargeable income in the year or years following the year in which such Loss was incurred until it is completely recovered.

9.10.5
Financial costs and interest on loans or advances contracted by the Company for its business needs from credit institutions shall be deductible for income tax purposes without limitation. Interest on shareholder loans shall be deductible provided the loan reflects international financial market rates.

9.10.6
Foreign head office expenses, within the meaning of section 2 and of the last paragraph of section 18 of the Income Tax Act, shall be deductible for income tax purposes in an amount equal to 1% of the total sales or gross income generated in any year from Mining Operations.

9.11
The Company shall maintain its books of account for tax reporting purposes in Guyana Dollars and shall, subject to the provisions of this clause 9.11, file its income tax returns in accordance with such books of account (the "Official Books"). The Company may also maintain books of account in U.S. Dollars (the "U.S. Dollar Books") or Canadian Dollars (the "Canadian Dollar Books") and any such books shall be made accessible to the Guyana Revenue Authority for audit purposes. The Company shall be entitled to revalue each Financial Statement Line Item (as defined below) as presented in its Official Books on a continual basis so that the value of such Financial Statement Line Items in the Official Books remains equal to the value of such Financial Statement Line items in the U.S. Dollar Books or Canadian Dollar Books. "Financial Statement line Items" shall, for these purposes, include any line item which may be presented in a balance sheet, an income statement or a statement of changes in cash resources prepared in accordance with generally accepted accounting principles in Canada.

9.12
Subject to the rates set out in article 9.8 herein, the Company shall not be required to pay the greater amount of tax under the Applied Tax Laws where on the calculation of the chargeable income in accordance with the Official Books is greater than the chargeable income calculated in accordance with the U.S. Dollar Books or the Canadian Books.

9.13	For purposes of calculating revenues received by the Company in any taxation year:

9.13.1
revenues received from the sale of Valuable Minerals through forward sales contracts or like transactions (such sales or transactions to be priced at "arms length") shall be calculated on the basis of the actual price realized in connection with such contract or transaction and not on the basis of the Market Price of The Valuable Minerals prevailing at the time of delivery of the Valuable Minerals pursuant to such contract or transaction; and

9.13.2
revenues derived from the delivery of the Valuable Minerals in repayment of loan obligations previously incurred by the Company shall be calculated on the basis of the Market Price of The Valuable Minerals prevailing at the time the Valuable Minerals was borrowed and not on the basis of the Market Price of The Valuable Minerals prevailing at the time of such repayment.

9.14
Notwithstanding section 49(8) of the Income Tax Act or any other provision of such Act or of any other law of Guyana, GoG hereby confirms that the Commissioner General shall declare, pursuant to section 49(10) of such Act, that gains or profits of any Person other than the Company, including (i) income, gains or profits of Sandspring, (ii) income, gains or profits of any Affiliate of the Company (other than a subsidiary of the Company), and (iii) income, gains or profits of any Person other than the Company earned or derived outside Guyana, shall not be taken into account in calculating the tax liability of the Company under the laws of Guyana.

9.15
Notwithstanding any provisions to the contrary in the Applied Tax Laws or any other law of Guyana, no withholding or other like taxes shall be payable on or in respect of interest payable by the Company on any loans made to the Company from any Person resident outside Guyana, including but not limited to any loans made by Sandspring, any Affiliate of Sandspring or any third party lender/investor enlisted by Sandspring to invest in the Company for Project purposes. Likewise, no withholding tax shall be payable on payments made by or on behalf of the Company to business concerns outside Guyana for work performed in connection with the Project outside Guyana, without prejudice to the tax liability of such business concerns in Guyana for work performed in Guyana. No withholding or other like taxes shall be payable on dividend or interest payments by the Company or its Affiliates.

9.16	The Company shall, subject to clause 9.17 hereof, be liable to pay capital-gains tax in accordance with the provisions of the Capital Gains Tax Act.

9.17	GoG hereby exempts the Company from the application of the following Acts (including Subsidiary Legislation) relating to taxation (collectively, the "Exempted Tax Laws");

9.17.1	the provisions relating to Stamp Duty in the Tax Act;

9.17.2	the Income Tax (In Aid of Industry) Act

9.17.3	the Property Tax Act; and

9.17.4	the Industries Aid and Encouragement Act

GoG hereby represents and warrants that no Applicable Law of Guyana presently in force would, by its terms, have the effect of imposing a direct tax on the Company's foreign shareholders or any of its non-Guyanese Affiliates (a) by reason of it being a Party to this Agreement or a shareholder of the Company, or (b) the beneficiary of an exemption under any Schedule, or (c) in connection with any matter contemplated in the Agreement. For greater certainty, neither Sandspring nor any Affiliate of Sandspring shall be deemed or considered to be conducting business in Guyana by reason only of serving and carrying out its functions as shareholder of the Company.

To the extent that any such law would, by its terms, apply to a Foreign Party or any of its non-Guyanese Affiliates, GoG agrees to take such Corrective Action (as defined in clause 15.5 hereof) as may be necessary to offset any Negative Effects (as defined in clause 15.5 hereof) resulting from such application.

GoG hereby covenants and undertakes that, in the event of the imposition of any new or additional tax or other like charge, through the enactment of any new law or the enactment of any amendment to an Applied Tax Law or to the Capital Gains Tax Act or otherwise, which imposition or change in rules for calculating same would result in an increase in the amount of taxes payable by the Company, GoG shall relieve the Company from the obligation to make such increased payment, and such relief shall be in an amount equal to the amount of the increased payment that would otherwise be required to be paid pursuant to such new or additional tax or other like charge.

9.18
GoG hereby undertakes to cause the Party of the Second Part to receive all such specific authorizations and exemptions from competent authorities having jurisdiction over the matters described in this article 9 as are necessary or desirable to give effect to the matters described in this article 9, including the Minister of Finance exempting the Company from the application of (i) the Exempted Tax Laws in full, and (ii) the Applied Tax Laws to the fullest extent required to give effect to the provisions of this article 9; a regulation by the Minister under the Property Tax Act pursuant to sections 10(a)(iv) and 16 of such Act excluding any investment in the Company made by a Foreign Party or any non-Guyanese Affiliate thereof or other foreign Person from the application of such Act in the manner contemplated in such sections.

9.19
Should a dispute arise in connection with any matter referred to in this article 9 or in connection with the application of any provision of any Applied Tax Law to the Company or any taxpayer referred to in this article 9, GoG shall ensure that no compulsory are taken against such taxpayer. The Government Tax Authority in Guyana normally having jurisdiction over the subject matter of the dispute shall issue a written ruling setting forth detailed reasons in support thereof, and the taxpayer or taxpayers affected thereby shall be entitled to appeal such ruling in the manner provided in article 17 hereof, which appeal shall suspend execution of such ruling for all purposes until a final determination of the matter has been made in accordance with article 17 hereof. The taxpayer shall be entitled, but not required, to exhaust any statutory or administrative rights of appeal from such ruling under the Applicable Laws of Guyana. Prior to going to arbitration, the Company shall pay any taxes not in dispute.

10	IMMIGRATION AND EXPATRIATE PERSONNEL

10.1
On the terms and subject to the conditions hereinafter set forth in this article 10 and in the next following article 11, the Company, its Affiliates and their foreign contractors shall be entitled to employ such persons who are not citizens of Guyana, to work in Guyana for Project and related purposes ("Ex-patriate Personnel" or "Expatriate Employees") and permit such Expatriate Personnel and their dependents, as defined in the Immigration Act (collectively "Expatriates") to immigrate to Guyana for such periods as such Private Parties and such contractors shall determine.

10.2
The Company shall comply with the terms of the Immigration Act with respect to the employment of Expatriate Employees and the entry into Guyana of Expatriates. GoG shall perform all such acts within its powers and shall cause all such other acts to be performed which may be necessary or desirable to facilitate the employment and entry of Expatriates as contemplated in this article 10 and the processing of applications for visas and work permits.

10.3
The Company and its Affiliates will as far as practicable ensure that Expatriates comply with all applicable laws and regulations in Guyana, that they respect the national heritage and customs and that they not engage in any activities contravening national laws and policies. It is also understood that contractual provisions allowing for the dismissal of contractors or employees for violation of these laws and regulations will be deemed sufficient to meet the Company's and its Affiliate's obligations pursuant to this clause, without prejudice to the criminal and civil liability of such employees or consultants and without prejudice to the provisions of clauses 15.3.1 and 15.3.2 hereof. The Company undertakes to provide a copy of its standard employment contract to the Commission.

10.4	Expatriates shall be subject to such rules regarding the importing of property into Guyana as are set forth in article 8 hereof.

10.5	Expatriates shall be subject to such rules regarding personal income taxation as are set forth in article 9 hereof.

11	LABOUR MATTERS

11.1
The Company shall, in accordance with the provisions of this article 11, give preference to the employment of citizens of Guyana at all levels of Operations to the extent and only provided that such persons are available, qualified and equally suitable for such employment.

11.2
The selection and hiring of personnel for Project Purposes shall be within the absolute and exclusive purview of the Company. Where established, the Company shall consult with the local employment agency or such other organizations with a view to determining the availability of qualified and suitable citizens of Guyana for employment in the Project but shall not be bound by any recommendations of said Agency.

11.3
As soon as practicable following the issuance of the Mining Licence, the Company shall prepare a detailed training program for Project Purposes with a view to ensuring the development of suitable and qualified Guyanese personnel at all levels of its operations. The training program may include training in such skills as production, maintenance, finance, personnel management, and international marketing and may be effected through training courses, on-the-job training, scholarships and, if necessary, training at premises and operations maintained by the Company or its Affiliates outside Guyana, provided that the Company shall collaborate with the Commission and the GoG as far as practicable to see that all citizens of Guyana trained overseas pursuant to the training program return to work in Guyana. The Company shall enlist the participation and cooperation of the Commission, the University of Guyana, the GoG and the Government Technical Institute in preparing and implementing the Training Program.

11.4	Notwithstanding any other provision of this Agreement, the Company shall be entitled to employ such mix of Expatriate Personnel and Guyanese personnel as is contemplated in the Feasibility Study.

11.5
The Company shall, within 90 days after the expiry of each calendar year, file with the Commission a report, in the manner described in paragraph 3.3.1.6 hereof, indicating progress achieved in the employment of citizens of Guyana for the Project's purposes, including, if the objectives described in 11.3 hereof are not met, a description of positions not filled by citizens of Guyana, a description of the procedures employed for seeking out available, suitable and qualified citizens of Guyana to fill such positions and an assessment of the success or progress achieved by the training program with a view to filling such positions. The assessment of the success or progress achieved by the training program with a view to filling such positions shall be subject to review on an annual basis by a tripartite committee comprising the Commission, a representative of the Company and the Ministry of Labour.

11.6	Personnel relations between the Company and its employees in Guyana shall be subject to existing written laws of Guyana relating to labor relations.

12.	EXPORTING GOLD, VALUABLE MINERALS AND OTHER PROPERTY FROM GUYANA

12.1
The Company shall be entitled to export from Guyana and deposit (at the Royal Canadian Mint, in Ottawa, Canada, or elsewhere), lease, sell, assign or otherwise transfer outside Guyana, Valuable Minerals produced from the Mining Area without restriction of any kind and shall be exempted from the obligation to pay any fees, imposts, duties, taxes, administrative and other charges and any other like assessments of any nature whatsoever in connection therewith.

12.2
Customs Personnel shall be entitled to inspect any exports made pursuant to clause 12.1 hereof and any re-exports made pursuant to clause 8.6 hereof and the terms of any such sale, assignment or other transfer outside Guyana, provided that such inspection shall be conducted with the utmost dispatch and shall, in no event, delay the shipment of such property to destinations outside Guyana when such property is otherwise ready for shipment. The Company shall give reasonable notice of any such impending shipment to Customs Personnel having responsibility for the conduct of such inspection. Customs Personnel assigned to the Project Area shall be vested with all requisite power and authority to conduct such inspection in the case of a shipment originating from such locations.

12.3
If a final refining facility for Valuable Minerals comes into operation in Guyana, is cost competitive and produces refined metals constituting good delivery on world metal markets, the Company shall give all due consideration to making use of such facility for markets, the Company shall give all due consideration to making use of such facility for Project Purposes.

12.4
GoG hereby undertakes within applicable law to cause the Party of the Second Part to receive all such specific authorizations and exemptions from authorities having jurisdiction over the matters described in this article 12 as are necessary to give effect to the matters described in this article 12.

13	REPATRIATION OF CAPITAL AND PROFITS FROM GUYANA

13.1
The Company shall be entitled to remit all payments, including all capital invested, interest due or accrued and profits earned in Guyana, to Persons outside Guyana without restriction of any kind (subject to GoG's entitlement to receive payments due to GoG in accordance with this Agreement) and shall be exempted from the effects of any such restriction as may be in effect from time to time under the Applicable Law of Guyana and from the obligation to pay any fees, imposts, duties, taxes, administrative and other charges and any other like assessments of any nature whatsoever in connection therewith. For greater certainty, the Company shall be entitled to remit all such payments from Foreign Currency Accounts in the manner provided in clause 7.6 hereof without payment of any fees, imposts, withholding tax, duties administrative charges or any like assessment of any nature.

13.2
GoG and the Commission hereby represent and warrant that the Company and its Affiliates will receive all such specific authorizations and orders from the competent Governmental officials, or agencies having jurisdiction over the subject matter described in clause 13.1 as are necessary to give effect to the matters described in clause 13.1 hereof.

14	INSURANCE MATIERS

14.1
The Company intends to subscribe for and maintain at all times during Operations, insurance coverage of the Operations, provided such coverage is available at competitive and reasonable rates from insurers of recognized standing.

14.2	Payments from insurance policies, if applicable, for loss or damage to the Assets shall be applied entirely to repair or build the damaged Assets for which such insurance payments will have been made.

14.3	Copies of all insurance policies shall be kept at the Company's registered office in Guyana.

15	REPRESENTATIONS, WARRANTIES, COVENANTS AND UNDERTAKINGS

15.1	The Company represents and warrants to the GoG and the Commission as follows:

15.1.1	that it is a body corporate duly organized and validly in existence and has the corporate power and authority to own its property and conduct its business as presently conducted by it;

15.1.2
that it has the capacity to enter into and perform this Agreement and all transactions contemplated herein, that all corporate and other action required to be taken in order to permit it to enter into and perform this Agreement has been properly and validly taken;

15.1.3
that it shall not breach any other agreement or arrangement by entering into or performing its obligations under this Agreement; nor, in so doing, shall it breach any provisions of its constating documents, by-laws or administrative resolutions;

15.1.4	that this Agreement has been duly executed and delivered by it and is valid, binding and enforceable against it in accordance with its terms;

15.1.5
that, to the best of its knowledge and belief, and that of its directors and officers, after due enquiry, there exists no material fact or circumstance applicable to this Agreement or the Project which has not been previously disclosed to the Government or the Commission, as applicable, and which should be disclosed to prevent the representations made in this Agreement from being materially misleading.

15.1.6
there is no judgment, decree, injunction, ruling or order of any court, governmental department, commission, agency, instrumentality or arbitrator and no claim, suit, action, litigation, arbitration or governmental proceeding in progress, pending or threatened, which prevents or which seeks to prevent GoG or the Commission from entering into this Agreement.

15.2	The Company hereby covenants and undertakes as follows:

15.2.1	that it shall, subject to article 17 hereof, assume liability for any damages caused by its servants and agents in violating its obligations under this Agreement;

15.2.2
that it shall hold the GoG and the Commission harmless from all suits for injury or claims for damages to persons or property resulting from or in connection with the conduct of its Operations hereunder.

15.3	GoG and the Commission hereby represent and warrant to the Company and Sandspring as follows:

15.3.1	that each of the Commission, in its capacity as a body corporate under the GGMC Act and GoG, in its capacity as a sovereign State, has the capacity to enter into and perform this Agreement;

15.3.2	that this Agreement, when duly executed and delivered by the Commission and by GoG will be valid, binding and enforceable against each of the Commission and GoG in accordance with its terms;

15.3.3	that they shall not breach any other agreement or arrangement by entering into or performing this Agreement;

15.3.4
there is no judgment, decrees, injunction, ruling or order of any court, governmental department, commission, agency, instrumentality or arbitrator and no claim, suit, action, litigation, arbitration or governmental proceeding in progress, pending or threatened, which prevents or which seeks to prevent GoG or the Commission from entering into this Agreement; and

15.3.5
The Commission has full authority, with the Minister's approval, to issue, grant and convey unto the Company, the Mining Licences and the Prospecting Licences as set forth herein, free and clear of all Liens, and the Company shall acquire good, exclusive, legal and beneficial rights and interest thereto, in accordance with the specific terms of such Licences.

15.4
GoG hereby undertakes that it shall take all such steps which are necessary for the implementation of this Agreement, including approving the Feasibility Study and the EIA and granting the Mining Licence in a timely manner, passing the necessary or appropriate Acts (including Subsidiary Legislation) and issuing the necessary or appropriate authorizations to provide for the adaptation and modification of Applicable Laws which may affect the implementation of this Agreement, and to allow the Company and its Affiliates to continue to carry out their obligations and to receive the benefits accorded to them under this Agreement.

15.5
Without limiting the application of clauses 15.6 and 15.7 hereof and without prejudice to any other undertaking of GoG set forth in this Agreement, if, at any time during the term of this Agreement, GoG enacts or adopts any new law or policy or amends or repeals any existing Applicable Law or policy (collectively, "Unilateral Action"), and if such Unilateral Action has the effect (the proof whereof shall lie with the Party asserting such effect) of preventing or constraining the exercise of any right or of materially increasing the burden of performance of any obligation (including any increase in an obligation to pay a sum of money) of the Company or its Affiliates hereunder (a "Negative Effect"), GoG agrees to take such measures as may be required to restore the Company and its Affiliates to the position they would have retained had such Unilateral Action not been taken ("Corrective Action"). Such Corrective Action may take any or all of the following forms: (i) an exemption from the application of the law or policy that is the direct or indirect subject of the Unilateral Action or the direct or indirect cause of the Negative Effect (ii) an undertaking to remit additional sums of money to the Company or its Affiliates as a result of such Unilateral Action, (iii) the enactment of specific legislation (including Subsidiary Legislation) eliminating the Negative Effect or, (iv) any other form acceptable to the Company, its Affiliates and GoG. For greater certainty:

15.5.1	GoG agrees to take Corrective Action to eliminate the Negative Effects of any Unilateral Action on or in respect of the Memorandum, the Articles or the Mining Licence; and

15.5.2	GoG agrees to take Corrective Action to eliminate the Negative Effects of any Unilateral Action taken on or in respect of any of the matters described in articles 6 to 13 hereof inclusively.

Notwithstanding the foregoing, nothing set forth in this Agreement shall be interpreted as preventing GoG from taking Unilateral Action regarding matters of employee health and safety and of reasonably applying such Unilateral Action to the parties hereunder.

15.6
Notwithstanding any provision of this Agreement, GoG shall not, whether by Unilateral Action or otherwise, unilaterally amend or terminate this Agreement or any Schedule otherwise than in accordance with the express terms hereof or thereof.

15.7
With respect to the property, rights and interests of the Company and its Affiliates arising out of this Agreement or any Schedule or in any way connected with the Project, GoG agrees (i) to ensure within Guyana the fair and equitable treatment of such property, rights and interests, (ii) in no way to impair or interfere with the management, maintenance, use, enjoyment or disposal (except as expressly provided herein) of such property, rights and interests, and (iii) to take no action to expropriate or nationalize any property, rights or interests, whether characterized as expropriation or nationalization or otherwise, or to directly or indirectly deprive the Company or its Affiliates of such property, rights or interests in a manner that would be contrary to the Applicable Laws.

15.8
The representations, warranties, covenants and undertakings set forth in this article 15 shall remain in effect throughout the term of this Agreement and shall be in addition to, and not in substitution for, any other representations, warranties, covenants and undertakings set forth in this Agreement.

16	DEFAULTS AND REMEDIES

16.1
Should GoG or the Commission default in the performance of any of its obligations hereunder, the Company, or parties aggrieved by such default shall give reasonable notice to the defaulting party specifying the nature of the default and indicating Corrective Action to be taken to cure such default. If Corrective Action is not substantially completed within the notice period (where, unless otherwise specified in the notice, shall be a period of 30 days), the aggrieved party or parties shall be entitled to institute proceedings in accordance with article 17 hereof.

16.2	The Company shall be deemed to be in default hereunder if:

16.2.1	it takes advantage of any bankruptcy or other Applicable Law for the protection of debtors from their creditors or voluntarily goes into liquidation;

16.2.2	proceedings in bankruptcy or under any law having similar effect are taken against it in good faith and such proceedings are not dismissed or contested in good faith within 60 days thereof;

16.2.3
the Company fails to complete a payment due to the Commission or the Government hereunder and (i) such payment is not completed within 60 days from the date of receipt by the Company of a notice of such failure to pay from the Commission or the GoG, as applicable or (ii) the Company having failed to pay has not contested in good faith the allegations set forth in such notice in the manner set forth in article 17 hereof within the aforesaid delay;

16.2.4
the Company fails to perform any other material obligation assumed by such Party hereunder and (i) fails to complete such performance within 90 days of the date of receipt by the Company of a notice of such failure to perform from the Commission or the GoG, as applicable (provided that performance hereunder within the aforesaid 90-day period of an obligation required to be performed within a specific delay in this Agreement shall be deemed to constitute a valid completion of performance relieving the Company of its default hereunder) or (ii) the Party having failed to perform has not contested in good faith the allegations set forth in such notice in the manner set forth in article 17 hereof within the aforesaid delay period; or

16.2.5
the Company is convicted of an offence under the Mining Act which constitutes a wilful departure from one or more of the substantive undertakings set forth in the Feasibility Study and the EIA after having been convicted of two previous like offenses under the Mining Act; "convictions" for the purposes of this 16.2.5 shall include any out-of-court settlement pursuant to section 131of the Mining Act.

16.2.6
The Company fails to commence Development Operations within the time limits set out in the Feasibility Study, subject to the occurrence of a Force Majeure event or agreement with the Commission on behalf of the GoG.

16.3	The GoG may, subject to 16.4 hereof, terminate this Agreement and the Mining Licence in the event of a default under any provision of clause 16.2 hereof by written notice to the Company.

16.4
Notwithstanding any occurrence of an event entitling the GoG to terminate this Agreement, if the Company or its Affiliates has instituted proceedings in accordance with article 17 hereof, the GoG shall not terminate or purport to terminate this Agreement, the Mining Licence or any other Schedule, and the Company or its Affiliates, as the case may be, shall be entitled to continue Operations hereunder until the proceedings described in article 17 shall have been completed.

16.5
For the purposes of this article 16, a Party shall be deemed to have "instituted proceedings" or "contested" hereunder if it serves notice to the other Party or Parties to the dispute under clause 17.3 hereof and continues to avail itself of the dispute resolution provisions set forth in article 17 hereof with reasonable diligence thereafter. If the Company or its Affiliates has instituted proceedings under clause 17.3 hereof in connection with an allegation by the GoG of a default after proceedings under clause 17.2 hereof have been completed, the GoG may, if it wishes to sustain its allegations, institute arbitration proceedings under clause 17.4 hereof.

16.6
If the GoG succeeds in proving a default by the Company hereunder to the satisfaction of an arbitral tribunal constituted under clause 17.4 hereof, it shall be entitled to such compensation in the form of damages as the tribunal shall think fit to award in accordance with the evidence presented and the provisions of the Applicable Law. However, neither the Commission nor the Government (on behalf of Guyana or otherwise) shall be entitled to seek a termination of the Mining Licence or this Agreement unless the Company expressly consents to such termination or is adjudged by the arbitral tribunal to have committed a fundamental breach of this Agreement, the Mining Licence or the EIA.

16.7
Notwithstanding the occurrence of any event set forth in clause 16.2 giving rise to a right of the Commission or the GoG to terminate this Agreement in accordance with clause 18.2, in the event that the Company has entered into any financing for the Project, GoG and the Commission acknowledge that the credit providers for such financing or their respective agents may require Guyana and the Commission to enter into an agreement requiring GoG and the Commission, among other things, to refrain from terminating this Agreement for an additional period of time beyond the applicable cure periods set forth in clause 16.2 in order to permit the credit providers or their agents to cure any default set forth therein.

17	GOVERNING LAW,DISPUTE RESOLUTION AND JURISDICTION

17.1	This Agreement shall be governed by and construed in accordance with the laws of Guyana.

17.2
If any dispute or conflict, contractual or not in nature, arises in connection with the Project or under this Agreement or any Schedule, the Mining License or the Environmental Authorization or the breach, termination, validity, performance or interpretation thereof (any of such occurrences being hereinafter referred to as a "Dispute") the Parties shall resolve such dispute in the manner hereinafter set forth in this article 17.

17.3
Any Party to the Dispute may commence proceedings under this article 17 by convening a meeting between high-ranking representatives of the Parties (or such other representatives specifically designated for such purpose). Such representatives shall meet within 30 days from the date of the notice convening the meeting and shall use their best efforts to achieve a negotiated settlement to the Dispute in good faith for a period not exceeding ninety (90) days from the date of the aforesaid notice.

17.4
Any Dispute which is not resolved pursuant to 17.3 hereof or otherwise shall be referred for determination to final and binding arbitration, to the exclusion of all courts of any State and other like forums, under the Rules of the International Arbitration Rules (the "Rules") of the American Arbitration Association (the "Court") applicable as of the date of the Dispute provided that the Rules may be supplemented, if required and applicable, by international law, including general principles of law recognized by civilized nations and principles applicable to contracts between States and foreign private parties, to the extent necessary to give full effect to the true intentions of the Parties as set forth in this Agreement and its Schedules. Notwithstanding the foregoing, the arbitration shall be conducted in accordance with the following provisions.

17.4.1
Each Party to the dispute (or group of Parties having substantial unity of interests as, for example, GoG and the Commission as one Party, and the Company and its Affiliates as the other Party) shall be entitled to appoint a qualified person to act as arbitrator and a third arbitrator shall be appointed by agreement of the Parties to complete the tribunal, or failing an agreement being reached within thirty (30) days of the initial appointments being made, a third arbitrator shall be appointed by the Court, and the third arbitrator however appointed shall act as chairman of the tribunal.

17.4.2
A decision by a majority of the members of the Tribunal is required to settle or resolve any Dispute. In the event the Tribunal is composed of an even number of arbitrators and is deadlocked for any reason, the chairman of the Tribunal shall appoint an additional arbiter who, after a consideration of the Dispute and the evidence and submissions of the Parties, shall cast the deciding vote to settle or resolve the Dispute.

17.4.3	The place of arbitration shall be Port of Spain, Trinidad & Tobago, or at any other location mutually agreed by the Parties and the proceedings shall be conducted in English.

17.4.4
Each Party shall participate in any arbitration proceedings at its own expense, and expenses of arbitration shall be borne equally by the Parties. In the case of an award of monetary damages, the Court or, as applicable, the Tribunal shall be entitled to award interest thereon from the earlier of (i) the date on which proceedings are instituted and (ii) the date on which the relevant obligation became eligible, at LIBOR.

17.5
The failure by a Party to participate in arbitral proceedings shall not constitute valid grounds for rejecting the jurisdiction of the tribunal or the validity and enforceability of any of its awards. Each Party hereby undertakes to execute any arbitral award rendered against it in accordance with its terms, in full, voluntarily and without delay and hereby waives any entitlement to invoke any ground of immunity in respect of the jurisdiction of the tribunal or in respect of any award made by it or its enforcement. Judgment on the award may be entered and enforced in any court of competent jurisdiction. The provisions of the Arbitration Act (Laws of Guyana, CAP. 7:03) or of any other written law of Guyana relating to arbitration shall not apply to this Agreement, and the Parties hereby exclude the application of same for all purposes hereunder.

17.6
The Parties agree that any Dispute may be consolidated by the Tribunal, under the Rules, and heard together with any arbitration that may arise under any other agreement between the Parties if the Tribunal is of the opinion that such consolidation would be appropriate and in the best interests of the Parties.

17.7
GoG hereby expressly represents and warrants that it has signed and ratified all treaties, conventions and other documents necessary to give full effect to the provisions of this article 17 and that such provisions are binding and enforceable against it.

17.8
GoG hereby expressly and irrevocably waives any right to claim of sovereign immunity against jurisdiction, enforcement and execution of any arbitral award rendered as provided for in the article 17 or any judgment thereon in any court of competent jurisdiction.

17.9
The award of the arbitral tribunal shall be final and binding and shall be fully enforceable. The Parties undertake to faithfully comply with the award. The arbitral award must require that any payment be made in U.S. Dollars, without set-off, withholding or other deduction, immediately available and freely transferable abroad. In this respect, even in such cases where the enforcement of the award involves payments in a currency other than the U.S. Dollars, the obligations of the indebted Party will not be fulfilled until the day in which the creditor Party receives the total amount owed in accordance with the arbitral award in U.S. Dollars.

18.	TERM AND TERMINATION

18.1
This Agreement shall be deemed to have come into force as of the date on which it shall have been executed by all Parties (the "Effective Date") which shall occur prior to the date of the Mining License Grant Date. The Parties agree that all acts performed and all expenses incurred by the Company and its Affiliates as of and from August 1, 2011 in anticipation of the finalization of this Agreement and on the assumption that this Agreement would be executed shall be deemed for all purposes to have been validly performed and incurred pursuant to this Agreement. This Agreement shall remain in effect until the Mining Licence and any renewal thereof (or any like licence or similar evidence of rights granted in replacement thereof) definitively expires, unless earlier terminated pursuant to this article 18.

18.2
The Company may terminate this Agreement by giving six (6) months written notice to the GoG and the Commission, provided that the Company shall have the right to retract in writing its notice at any time prior to the expiry of such notice period.

18.3	GoG shall be entitled to terminate this Agreement only under the circumstances described and in the manner set forth in article 16 hereof.

18.4	In the case of a termination of this Agreement pursuant to clauses 18.1, 18.2 or 18.3 hereof, the Company shall:

18.4.1	subject to clause 18.5 hereof, be entitled to remove and otherwise deal with its property in Guyana as provided in clause 18.6;

18.4.2	restore the areas used and damaged as provided in clause 6.4 and the EIA;

18.4.3	pay any fees due hereunder up to the time the termination becomes effective;

18.4.4	submit complete reports and evaluations, maps, assays, samples, drilling tests and related articles to the Commission.

18.5
Before the Company is entitled to remove its property from Guyana and before any payments due to it are returned, the Company shall obtain from the Commission a certificate of compliance with its obligations under 18.4 hereof.

18.6	In the event of the termination of this Agreement in accordance with clauses 18.1, 18.2 or 18.3, the following provisions shall apply:

(a)
all fixed plant, equipment and other immovable assets of the Company and all materials, supplies, vehicles and other moveable assets of the Company shall be offered for sale at their fair market value to the Government within 30 days from the effective date of termination; if the Government does not accept such offer within 30 days from the date thereof, the Company shall sell, remove or otherwise dispose of all such property prior to the expiry of 120 days after the effective date of such termination; all such property not so sold, removed or otherwise disposed of shall become the property of Guyana without charge;

(b)
notwithstanding the foregoing, upon termination of this Agreement, the Government may by notice to the Company require the removal or destruction of any assets of the Company located in the Mining Area, and if the Company does not remove or destroy such assets within a period of 120 days from the date of the Government's notice to that effect, the Government may effect such removal or destruction and the Company shall assume the reasonable costs, which must have been incurred by the Government at competitive rates, of such removal or destruction;

(c)
upon the termination of this Agreement, the Company shall leave the Mining Area and everything thereon in safe condition in accordance with the closure plan as set out in the Feasibility Study. In this connection, unless the Government otherwise directs, the Company shall in accordance with good mining industry practice, make safe all holes and excavations to the reasonable satisfaction of the Government. In the event that the Company fails to do so, the Government may perform such acts as may be necessary to make the Mining Area safe and the Company shall assume the reasonable costs, which must have been incurred by the Government at competitive rates, of said acts. To the extent that the Company complies with the terms of the Feasibility Study and the EIA in the form accepted by the Commission in respect of the matters described in this clause 18.6(c), the Company shall be deemed to have fulfilled their obligations hereunder; and (d) the Company shall have the right to enter upon the Mining Area for the aforesaid purposes, subject to the rights of surface owners or others, for a period of one (1) year from the effective date of termination or such longer period as the Company may reasonably request.

18.7
In the event that the Company decides to suspend Operations under the relevant provisions of clause 4.3, the Company shall not be entitled to dispose, by sale or otherwise, of its Assets referred to in clause 18.6(c).

19.	INDEMNITY

19.1
GoG hereby agrees and covenants to indemnify and save the Company and its Affiliates harmless from and against any and all loss, cost, expense, damage or liability (including, without limitation, reasonable and documented attorneys' fees, and other expenses incurred in defending against litigation, either threatened or pending) arising out of or based upon:

19.1.1	any breach by GoG and the Commission of any representation, warranty, covenant or agreement made by either of them in this Agreement; and

19.1.2
any failure by GoG or the Commission to satisfy any commitment or obligation made under this Agreement or under any document executed or delivered in connection with the transactions set forth in this Agreement.

19.2
The Company and its Affiliates hereby agree and covenant to indemnify and save GoG and the Commission harmless from and against any loss, cost, expense, damage or liability (including, without limitation, reasonable and documented attorneys' fees, and other expenses incurred in defending against litigation, either threatened or pending) arising out of or based upon:

19.2.1	any breach by them of any representation, warranty, covenant or agreement made by them in this Agreement;

19.2.1	any failure by them to satisfy any commitment or obligation made under this Agreement or under any document executed or delivered in connection with the transactions set forth in this Agreement; and

19.2.3	any environmental liability or adverse environmental condition of any nature whatsoever which may arise from or exist in connection with the Mining Area.

19.3
For the purposes of determining the Indemnifying Party and the Indemnified Party, GoG and the Commission shall be deemed to be one and the same Party. If any claim or demand (a "Claim") is asserted by any Person against a Party in respect of which such Party may be entitle to indemnification under the provisions of this article 19 (the "Indemnified Party"), written notice of such Claim, specifying the basis for the Claim and the amount thereof (to the extent feasible) shall promptly be given to the other Party (the "Indemnifying Party") from whom indemnification may be sought. The Indemnifying Party shall have the right (and if the Claim is based on a claim made by a third Person, shall notify the Indemnified Party whether it exercises such right), within thirty (30) days of its receipt of the notice of the Claim, to assume (subject to the right of the Indemnified Party to participate at its own expense and with counsel of its choice) the entire control of the defense, compromise or settlement of the Claim, including, at the Indemnifying Party's expense, retaining counsel of its choice. No Claim shall be settled or otherwise compromised without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld. Any damages to the assets, business or operations of the Indemnified Party caused by a failure of the Indemnifying Party to defend, compromise or settle a Claim in a reasonable and expeditious manner, after the Indemnifying Party has given notice that it will assume control of the defense, compromise or settlement of the matter, shall be included in the damages for which the Indemnifying Party shall be obliged to indemnify the Indemnified Party.

19.4
In no event will consequential, exemplary or punitive damages be recoverable with respect to this Agreement by any Party, except to the extent sought and recovered by a third Person from the Indemnified Party.

19.5
The Indemnifying Party shall not be liable to the Indemnified Party for compensation hereunder unless the cumulative amount of compensation owing under all or any such Claims exceeds US $50,000 in the aggregate. In such event, however, the full amount of any compensation owing shall be payable without deduction.

20.	ASSIGNMENT

20.1
The Company may, at any time, assign all or part of its rights and obligations under this Agreement to a third party with the prior written approval of the GoG and the Commission. The GoG or the Commission shall not withhold its approval without good reasons. It is agreed that such reasons shall include but not be limited to the technical and financial capability of the proposed third party. All necessary fees and requisite taxes shall have been paid prior to the formal approval being provided.

20.2
In all cases of assignment and transfer, the assignee or transferee shall be subject to this Agreement and shall be bound to comply with the provisions of the Agreement. In the event of a partial assignment, the assignor and assignee shall each be severally (and not jointly and severally) liable for their own respective defaults hereunder.

20.3
Save and except the rights and interests granted or contained under this Agreement, the Mining and Prospecting Licences or any other authorization or related agreement. The Company and Sandspring shall have the right without the need for consent by or prior notice to the GoG or the Commission, to pledge, collaterally assign, mortgage or otherwise create security interests in or liens or other encumbrances on the Assets and any other tangible or intangible assets or rights owned by it (its rights and obligations), both moveable and immovable, to secure financing including to financial institutions, other creditors, issuers or guarantors of the creditors, or any agent or trustee appointed by such credit providers.

20.4
The GoG and/or the Commission shall provide each mortgagee, chargee or lien holder under a mortgage, charge or other security instrument given as authorized hereunder, and each lender pursuant to a loan of which the Government has been given notice, whether made to the Company directly or indirectly (hereinafter collectively referred to as "Lenders" and individually a "Lender"), with a copy of any notice given to the Company under article 16. Any notice or copy of any notice to be given at the same time to any Lender shall be given in the manner described in clause 22.8 hereof to the address for service of notice given by such Lender to the GoG.

20.5
Should the GoG and the Commission give a notice to the Company pursuant to article 16, the GoG and the Commission shall give reasonable consideration to any proposal that any Lender may subsequently make to the GoG and the Commission taking into consideration the positions of those Lenders in regard to any outstanding obligations that the Company may have to them, directly or indirectly, at that time.

21.	FURTHER ACTIONS

21.1
GoG hereby agrees and undertakes to sign all such documents, do all such things and make all such arrangements such that the Company will receive, from the relevant Government Authorities, all such specific authorizations, permissions and/or exemptions in respect of the subject matters described in the relevant provisions of articles 7, 8, 9 12, and 13, as are necessary or desirable to give full force and effect to such matters described in articles 7, 8, 9,12 and 13 hereof, including a regulation by the Minister under the Property Tax Act pursuant to Sections 10(a)(iv) and 16 of such Act excluding any investment in the Company made by any non-Guyanese Affiliate thereof or other foreign Person from the application of such Act in the manner contemplated in such sections.

22.	MISCELLANEOUS AND FINAL PROVISIONS

22.1
The Parties shall treat all information relating to the Project including, without limitation, any report required to be filed by the Company hereunder, as confidential and shall only disclose such information to third parties in accordance with the provisions of clauses 3.4 and 3.5 hereof.

22.2
The Company shall notify the Government and the Commission promptly of the occurrence of any event which results in the death or injury of any person in the Mining Area or any event which may endanger natural resources within the Mining Area.

22.3
The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Parties' right thereafter to enforce any provision or exercise any right unless such waiver is unambiguous, in writing and signed by the Person waiving such right, power or remedy. Any waiver of such right, power or remedy shall not be construed as a waiver of any succeeding or other right, power or remedy unless the contrary is expressly stated in writing and signed by the Party making such waiver. The failure by a Party to perform an obligation hereunder shall not excuse the performance by any other Party of its obligations hereunder unless the first mentioned obligation is a material obligation.

22.4	No amendment to this Agreement shall be valid unless made in writing and duly executed by each of the Parties.

22.5
Except as otherwise provided herein, this Agreement, together with the Schedules, contains the entire understanding of the Parties and supersedes all prior agreements and understandings between the Parties relating to the subject matter hereof.

22.6	There are no implied covenants in this Agreement other than those of good faith and fair dealing.

22.7	This Agreement shall be binding upon and enure to the benefit of the respective successors and permitted assigns of each of the Parties.

22.8	All notices and other required communications made pursuant to this Agreement to any Party shall be in writing and shall be addressed as follows:

TO THE COMPANY:	ETK INC.
10 Atlantic Ville
Georgetown Guyana
Telephone: 592-222-6493
Telecopier: 592-222-4336

Attention: Vice President Exploration
With a copy to:
Sandspring Resources Ltd.
8000 South Chester Street, Suite 375
Centennial Colorado, 80112
Telephone:1-720-854-0104
Telecopier:1-303-480-1449

Attention: Chief Executive Officer

TO THE COMMISSION:
The Guyana Geology and Mines Commission
Upper Brickdam
Georgetown, Guyana
Telephone: 592-225-3047
Telecopier: 592-227-0084

Attention: The Commissioner

TO GUYANA:
The Co-operative Republic of Guyana
(including notices required or permitted to be given to the CoG):	Office of the Prime Minister Oranapai Towers Wights Lane Kingston Georgetown, Guyana Telephone: 592-226-6955 Telecopier: 592-226-7573

All notices shall be given (i) by personal delivery to the Party or (ii) by electronic communication (including telexes and telecopies or telefaxes and scanned pdf documents), or (iii) by registered or certified mail, return receipt requested. All notices shall be effective and shall be deemed to have been delivered (i) if by personal delivery, on the date of delivery if delivered during normal business hours and, if not then on the next business day following delivery; (ii) if by electronic communication, on the next business day following receipt of the electronic communication; and (iii) if solely by mail, on the next business day after actual receipt. A Party may change its address for notice by providing notice of such new address to the other Parties.

22.9
The Parties hereby agree to cooperate at all times and to contribute to the extent of their respective capacities in order to ensure efficiency in the performance of Operations hereunder and to ensure the success of the Project and the economic development of Guyana. To this end, the Parties agree to meet on a regular basis to discuss matters of mutual concern.

IN WITNESS WHEREOF the Parties have hereunto caused their authorized representatives to set their respective hands hereto at the City of Georgetown, Guyana, in the presence of one another the day and year first above written.

THE COOPERATIVE REPUBLIC OF GUYANA		)

By:	/s/ Samuel A. A. Hinds	)	/s/ Witness
	Name: Samuel A. A. Hinds	)	Witness
	Title: Prime Minister & Minister for Mines	)
and Minerals

GUYANA GEOLOGY AND MINES COMMISSION		)

By:	/s/ Joseph G. Singh	)	/s/ Witness
	Name: Joseph G. Singh	)	Witness
	Title: Chairman of the Board	)

ETK INC		)
)
)
		)	/s/ Witness
By:	/s/ John R. Adams		Witness
Name: John R. Adams
Title: Chairman of the Board

SANDSPRING RESOURCES LTD.
)
By:	/s/ John R. Adams	)	/s/ Witness
	By: John R. Adams	)	Witness
Title: Chairman of the Board

SCHEDULE A

Description of Toroparu Property

SCHEDULE B

Articles of Incorporation of ETK Inc.

SCHEDULE C

Plan of Project Area